Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190193

PROSPECTUS SUPPLEMENT NO. 9

(To Prospectus Dated March 24, 2014)

6,249,996 Shares of Common Stock

This prospectus supplement no. 9 supplements the prospectus dated March 24, 2014, relating to the resale of up to 6,249,996 shares of common stock of Dune Energy, Inc. offered by the selling shareholders which represents shares of the registrant’s common stock issued to the shareholders pursuant to Common Stock Purchase Agreements between the registrant and each of the selling shareholders dated December 20, 2012, which shares were issued to the selling shareholders on June 28, 2013.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on December 23, 2014.

You should read this prospectus supplement in conjunction with the prospectus and the information incorporated by reference therein, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus and the information incorporated by reference therein except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB tier of the OTC Markets Group Inc. under the symbol “DUNR.” On December 22, 2014, the closing price of our common stock was $0.28.

Investing in our common stock being offered for resale under the prospectus involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 23, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2014

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 17, 2014, Dune Energy, Inc., a Delaware corporation (the “Company”), Eos Petro, Inc., a Nevada corporation (“Eos”), and Eos Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Eos (“Merger Subsidiary”), entered into an Agreement and Plan of Merger dated September 17, 2014 (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary, agreed to commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for $0.30 per share payable to the holder in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”).

On October 9, 2014, Eos through Merger Subsidiary commenced the Tender Offer which was set to expire on November 6, 2014 and was subsequently extended by the parties to November 20, 2014 and further extended to December 22, 2014.

On December 22, 2014, the Company, Eos and Merger Subsidiary entered into an agreement (the “Amendment”), which amended the Merger Agreement to (1) further extend the expiration date of the Offer to midnight, New York City Time, on January 15, 2015 and (2) extend the end date of the Merger Agreement to January 31, 2015.

The foregoing description of the Merger Agreement, as amended by the Amendment, and the transactions contemplated therein is not complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2014, and the Amendment, attached hereto as Exhibit 2.2, both of which are incorporated herein by reference.

The Merger Agreement, as amended by the Amendment, and the foregoing description of the Merger Agreement and Amendment have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such contracting parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating contractual risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts of the Company, Eos or Merger Subsidiary or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 7.01. Regulation FD Disclosure.

On December 22, 2014, the Company issued a press release describing the Amendment. A copy of the press release dated December 22, 2014 is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The information included in this Item 7.01 and in Exhibit 99.1 to this Current Report on Form 8-K shall not be deemed “filed” for the purposes of or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless expressly incorporated into a filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act made after the date hereof, the information contained in this Item 7.01 and in Exhibit 99.1 hereto shall not be incorporated by reference into any of our filings, whether made before or after the date hereof, regardless of any general incorporation language in any such filing.

Important Information for Investors and Security Holders

No statement in this Current Report on Form 8-K is an offer to buy or the solicitation of an offer to sell any securities. Eos has previously filed its offer to purchase and related materials with the Securities and Exchange Commission (the “SEC”) on Schedule TO, as subsequently amended, and the Company has previously filed its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9, as subsequently amended, with respect to the tender offer. Investors and stockholders are urged to read the Tender Offer Statement, as amended, (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as amended, carefully, as well as other documents filed with the SEC, before any decision is made with respect to the Tender Offer, because they contain important information, including terms and conditions of the offer. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 will be sent free of charge to the Company stockholders, and these and other materials filed with the SEC may also be obtained by contacting the information agent for the tender offer Okapi Partners, LLC toll-free at (855) 305-0856 or info@okapipartners.com. In addition, all of these materials (and all other documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of these documents that are filed with the SEC from the Company at http://www.duneenergy.com.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements with respect to certain plans and objectives of the Company with respect to the proposed Tender Offer, Merger and related transactions, including the timing of the completion of the Merger with Merger Subsidiary. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of the Company and any related Tender Offer and Merger may not be consummated, or may not be consummated in a timely manner. The Company’s business as a whole is subject to a number of risks, and to the extent those risks are known to be material, they have been listed and discussed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, and quarterly and current reports on Form 10-Q and 8-K. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication. The Company assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 17, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on September 18, 2014.)

2.2	Third Amendment to the Agreement and Plan of Merger, dated as of December 22, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc.

99.1	Press Release, dated December 22, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: December 23, 2014	By:	/s/ James A. Watt
Name: James A. Watt
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 17, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on September 18, 2014.)

2.2	Third Amendment to the Agreement and Plan of Merger, dated as of December 22, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc.

99.1	Press Release, dated December 22, 2014.

Exhibit 2.2

THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER (“Third Amendment”) is made and entered into on this 22nd day of December, 2014, by and among Eos Petro, Inc. (“Eos”), Eos Merger Sub, Inc. (“Merger Subsidiary”), a wholly owned subsidiary of Eos, and Dune Energy, Inc. (the “Company”).

WHEREAS, the Company, Eos and Merger Subsidiary have previously entered into an Agreement and Plan of Merger, dated as of September 16, 2014, as amended on November 6, 2014 and November 20, 2014 (the “Merger Agreement”), whereby it has been agreed that Merger Subsidiary will make a cash tender offer to acquire all of the Company’s outstanding shares of common stock, $0.001 par value per share, upon the terms and conditions set forth in the Merger Agreement and the Offer Documents filed with the SEC by Eos and Merger Subsidiary.

WHEREAS, in accordance with Section 9.3 of the Merger Agreement, the parties to the Merger Agreement desire to amend certain terms of the Merger Agreement as set forth in this Third Amendment so as to, among other things, extend the Expiration Date and the End Date;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Third Amendment and in the Merger Agreement, and intending to be legally bound hereby, Eos, Merger Subsidiary and the Company hereby agree as follows:

1.	Defined Terms. Terms not defined herein shall have the meaning ascribed thereto in the Merger Agreement as amended.

2.	Amendment to Expiration Date. The Expiration Date, as set forth in Section 2.1(c) of the Merger Agreement, is extended to midnight, New York City time, on January 15, 2015.

3.	Amendment to End Date. The End Date, as defined in Section 8.1(b)(i) of the Merger Agreement is hereby amended such that the End Date shall now mean “January 31, 2015.”

4.	Consent and Waiver. Eos and Merger Subsidiary hereby confirm and acknowledge that any amendments to, waivers or defaults under, or expiration of the Forbearance Agreement dated September 30, 2014 by and among the Company, certain lenders and the Bank of Montreal, or entry into a new forbearance agreement is hereby consented to and will not be deemed to be a breach of any representation, warranty or covenant contained in the Merger Agreement.

5.	Effect of Amendment. This Third Amendment, except as expressly provided herein, shall not be deemed to be a consent to the modification or waiver of any other term or condition of the Merger Agreement (including, without limitation, the Company’s termination rights under Sections 8.1(c) and 8.3(c) to the Merger Agreement). Except as otherwise expressly provided herein, all of the terms, conditions and provisions of the Merger Agreement, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall continue in full force and effect, and are hereby ratified and confirmed.

6.	Miscellaneous. This Third Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Signatures delivered by means of facsimile, “.pdf” or other electronic transmission shall be valid and binding to the same extent as the delivery of original signatures.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Third Amendment to Agreement and Plan of Merger to be executed as of the date first above written.

EOS PETRO, INC.

By:	/s/ Nikolas Konstant
Nikolas Konstant, Chairman and CFO

EOS MERGER SUB, INC.

By:	/s/ Nikolas Konstant
Nikolas Konstant, President and CEO

DUNE ENERGY, INC.

By:	/s/ James Watt
James A. Watt, President and CEO

Exhibit 99.1

News Release

For Immediate Release

Investor Contact:

Steven J. Craig

Sr. Vice President Investor Relations and Administration

713-229-6300

DUNE ENERGY TO NEGOTIATE REVISED TERMS TO THE MERGER AGREEMENT WITH EOS PETRO AND EXTENDS THE TENDER OFFER

Houston, Texas, December 22, 2014 –Dune Energy, Inc. (OTCBB:DUNR) (the “Company”) today announced that, in connection with the Agreement and Plan of Merger dated September 17, 2014, as amended (the “Merger Agreement”) between the Company, Eos Petro, Inc. (“Eos”) and Eos Merger Sub, Inc., Eos has informed the Company that, due to the recent severe decline in oil prices, Eos cannot complete the merger and tender offer on the terms set forth in the Merger Agreement. Because of the severe decline in oil prices, Eos’ sources of capital for the merger and tender offer were withdrawn.

The Company and Eos are currently in the process of negotiating potential revised terms for the Merger Agreement upon which the merger and tender offer could still be completed. Such revised terms may include, but are not limited to, revising the $0.30 per share offer price for the shares of Company common stock tendered for purchase in the tender offer. The parties have agreed to extend the tender offer to January 15, 2015 at 12:00 Midnight, New York City time, in order to allow the parties additional time to reach an agreement on revised terms to the Merger Agreement for the tender offer and merger. The tender offer was previously scheduled to expire at December 22, 2014 at 12:00 Midnight, New York City time. If the parties are able to agree on revised terms, the tender offer will remain open for a minimum of ten business days from the date such revised terms are made publicly available, in order to give the Company’s stockholders adequate time to consider the revised terms. However, there is no assurance that the parties will be able to agree on revised terms.

The Company is also currently working with its lenders in an effort to extend the previously announced Forbearance Agreement dated September 30, 2014 to the Amended and Restated Credit Agreement, as amended, set to expire on December 31, 2014.

About Dune Energy, Inc.

Dune Energy, Inc. is an independent energy company based in Houston, Texas. Dune is engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana and Texas Gulf Coast. Additional information on Dune is available at Dune’s website at www.duneenergy.com.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This press release is not an offer to purchase or a solicitation of an offer to sell securities of the Company. Eos and Eos Merger Sub, Inc. have previously filed and amended the offer to purchase and related materials with the Securities and Exchange Commission (the “SEC”) on Schedule TO, and the Company has previously filed and amended its solicitation/recommendation statement with the SEC on Schedule 14D-9. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY SINCE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 will be sent free of charge to the Company’s stockholders. Free copies of these and other materials (when available) may be obtained by contacting the information agent for the tender offer Okapi Partners, LLC toll-free at (855) 305-0856 or info@okapipartners.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of the respective documents of the Company and Eos that are filed with the SEC from http://www.duneenergy.com and http://www.eos-petro.com.

FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements with respect to certain plans and objectives of the Company with respect to the proposed tender offer, merger and related transactions, including the timing of the completion of the merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of the Company and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner. The Company’s and Eos’ businesses, each as a whole, are subject to a number of risks, and to the extent those risks are known to be material, they have been listed and discussed in the Company’s and Eos’s respective annual report on Form 10-K for the fiscal year ended December 31, 2013, and quarterly and current reports on Form 10-Q and 8-K. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication. The Company assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Investor Contact:

Steven J. Craig

Sr. Vice President Investor Relations and Administration

713-229-6300

SOURCE Dune Energy, Inc.

Dec 23, 2014